UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 333-286715

SAYONA MINING LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Wildcat Resources - Tabba Tabba PFS

North American lithium producer Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) advises that the Company has become aware of an ASX release by Wildcat Resources (“Wildcat”) (ASX:WC8) on Tuesday, 29 July 2025 that may cause some confusion for Sayona shareholders.

The Wildcat release entitled “Tabba Tabba pre-feasibility study confirms potential for long-life lithium mine in Pilbara, WA” dated 29 July 2025 (“Wildcat Release”) indicates that key infrastructure related to Wildcat’s proposed Tabba Tabba Lithium mine is located on ground the subject of E45/2364 over which Sayona holds Lithium exploration and development rights.

Sayona can confirm to its shareholders that its exploration activities will continue and that there is currently no agreement or licence in place which would allow Wildcat to develop the proposed infrastructure over this highly prospective tenement.

While Sayona acknowledges that Wildcat has applied for various miscellaneous licences over E45/2364, it fails to mention that these applications have been objected to by parties with an interest in E45/2364 and remain subject to Wardens Court proceedings. In addition, in Section 2, of the JORC Code Table 1 (page 23 of the Wildcat Release), Wildcat states that there are “no known impediments” to obtaining a licence to operate in the area. Again, this is misleading for the reasons set out above.

Shareholders are assured that Sayona will vigorously defend the integrity of the Company’s tenements and rights to fully test the high potential Lithium targets that are being developed in this area.

Sayona makes this clarification to ensure that the market is fully informed and not misled in relation to the status of the Tabba Tabba exploration project (on E45/2364).

Authorised by Lucas Dow, Sayona’s Managing Director and CEO.

For more information, please contact:

Andrew Barber
Director of Investor Relations

Ph: +617 3369 7058
Email: ir@sayonamining.com.au
Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: August 1, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel